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VIA EDGAR

May 4, 2007


Securities and Exchange Commission
Judiciary Plaza, Mail Stop 4561
450 Fifth Street N.W.
Washington, D.C. 20549
Attn: Daniel L. Gordon

        Re:   eFunds Corporation
              Form 10-K for the year ended December 31, 2006
              Filed 2/28/07
              File No. 1-31951

Dear Mr. Gordon,

By way of a supplement to my earlier letter of April 20, 2007, this will confirm that the undersigned registrant acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced on the last page of your letter of April 6, 2007;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to those filings; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 480-629-7662 with any questions or comments.

Very Truly Yours,

/s/ George W. Gresham

George W. Gresham
Executive Vice President and
Chief Financial Officer
eFunds Corporation